

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2015

Vadims Furss
Chief Executive Officer
Amber Group, Inc.
2360 Corporate Circle, Suite 400
Henderson, NV 89074

>   **Re: Amber Group, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed March 16, 2015**
>   **File No. 333-199478**

Dear Mr. Furss:

We note that your financial statements for the year ended September 30, 2014 were audited by Harris & Gillespie CPA's PLLC. Effective June 16, 2015, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Harris & Gillespie CPA's PLLC. You can find a copy of the order at http://pcaobus.org/Enforcement/Decisions/Documents/Harris.pdf

As Harris & Gillespie CPA's PLLC is no longer registered with the PCAOB; you may not include its audit reports or consents in your filings with the Commission on or after June 16, 2015. If Harris & Gillespie CPA's PLLC audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

Please file an Item 4.01 Form 8-K to include all of the information required by that Item within four days of the date of this letter. In providing the information that Item 304 of Regulation S-K requires, please also indicate that the PCAOB has revoked the registration of your prior auditor, Harris & Gillespie CPA's PLLC. If you are unable to obtain an Exhibit 16 letter from Harris & Gillespie CPA's PLLC at the time you file your Form 8-K, please disclose this fact in the Form 8-K.

If you have any questions, please contact Morgan Youngwood, Staff Accountant at (202) 551-3479.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson,
Senior Assistant Chief Accountant